UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	June	,	2012
Commission File Number	001-31930
Atlatsa Resources Corporation
(Translation of registrant’s name into English)
15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	X	Form 40-F

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

          Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

          Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Notice of Annual General Meeting and Management Information Circular.

2.	Form of Proxy

3.	Voting Instruction Form

4.	Financial Statement Request Form

Document 1

ATLATSA RESOURCES CORPORATION

(formerly Anooraq Resources Corporation)

NOTICE OF

ANNUAL GENERAL MEETING

and

MANAGEMENT INFORMATION CIRCULAR

Meeting to be held on July 17, 2012

The TSX Venture Exchange has not in any way passed upon the merits of the matters described herein and any representation to the contrary is an offence.

This document is important and requires your immediate attention.

If you are in any doubt as to the action you should take, please consult your broker, intermediary, Central Securities Depositary Participant, banker, accountant, attorney or other independent professional adviser immediately.

Copies of this document, which is only available in English, may be obtained on SEDAR at www.sedar.com, on the Company’s website at www.atlatsaresources.co.za or from the offices of Atlatsa Resources Corporation in South Africa – 4th Floor, 82 Grayston Drive, Sandton, Johannesburg 2146

ATLATSA RESOURCES CORPORATION
(formerly Anooraq Resources Corporation)

Registered office in Canada: Suite 1300 – 777 Dunsmuir Street
Vancouver, British Columbia V7Y 1K2
Telephone (604) 643-7100 Fax (604) 643-7900
Head office in South Africa: 4th Floor, 82 Grayston Drive, Sandton, Johannesburg 2146
Telephone +27 11 883 0831

June 8, 2012

To the Shareholders of Atlatsa Resources Corporation:

You are invited to attend the annual general meeting (the “Meeting”) of the holders (“Shareholders”) of common shares without par value (“Common Shares”) in the capital of Atlatsa Resources Corporation (formerly Anooraq Resources Corporation) (“Atlatsa” or the “Company”) to be held at 82 Grayston Drive, 4th Floor, Sandton, Johannesburg, South Africa on Tuesday, July 17, 2012 at 4:00 p.m. (Central African Time) (7:00 a.m. Pacific Time), with a simulcast live by video conference to Atlatsa’s registered offices in Canada at Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia.

The following business of the Company will be dealt with at the Meeting:

(i)	receipt of the audited annual financial statements of the Company for its fiscal year ended December 31, 2011, together with the auditor’s report thereon;

(ii)	the fixing of the number of directors of the Company at six (6);

(iii)	the election of the directors of the Company for the ensuing year; and

(iv)	the appointment of an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration.

A brief summary of biographical information for each director nominee proposed for re-election at the Meeting is provided on pages 14 through 17 of the accompanying management information circular of the Company (the “Information Circular”).

To be represented at the Meeting, Registered Shareholders (being Shareholders whose names appear on Atlatsa’s central security register as a registered holder of Common Shares as of June 8, 2012), other than South African Shareholders, must either attend the Meeting in person or sign, date and send the enclosed form of proxy (blue) (the “Proxy”) so as to be deposited with Computershare Trust Company of Canada by fax (1-866-249-7775) or by mail or by hand to 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 prior to 5:00 p.m. (Eastern Time) on Thursday, July 12, 2012 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the cities of Vancouver, British Columbia and Johannesburg, South Africa) prior to the time set for the adjournment thereof. Beneficial Shareholders (being Shareholders who beneficially own and hold Common Shares through a broker or other intermediary and who do not hold Common Shares in their own names) should refer to the accompanying Information Circular for further instructions.

South African Shareholders whose names appear on the South African register, who hold either certificated Common Shares or dematerialised Common Shares in their own name, and who wish to be represented at the Meeting, must either attend the Meeting in person or complete, sign, date and send the enclosed South African form of proxy (yellow) (the “South African Proxy”) so as to be deposited at the offices of the Company’s transfer agent (by mail at Computershare Investor Services (Pty) Limited, PO Box 61051, Marshalltown, 2107 or by hand at Computershare Investor Services (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001) 4:00 p.m. (Central African Time) on Friday, July 13, 2012 if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the cities of Vancouver, British Columbia and Johannesburg, South Africa) prior to the time set for the adjournment thereof.

South African Shareholders registered on the Company’s South African securities register who have dematerialised their Common Shares through a South African Central Securities Depositary Participant (“CSDP”), or broker and have not

1

elected “own-name” registration or who hold certificated Common Shares through a nominee, and who wish to be represented at the Meeting, must instruct their CSDP, broker or nominee to issue the necessary letter ofrepresentation to attend, or must provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between the South African Shareholder and their CSDP, broker or nominee.

Yours truly,

(signed) “Harold Motaung”
Chief Executive Officer

2

ATLATSA RESOURCES CORPORATION
(formerly Anooraq Resources Corporation)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) in the capital of Atlatsa Resources Corporation (formerly Anooraq Resources Corporation) (“Atlatsa” or the “Company”) will be held at 82 Grayston Drive, 4th Floor, Sandton, Johannesburg, South Africa on Tuesday July 17, 2012 at 4:00 p.m. (Central African Time) (7:00 a.m. Pacific Time), with a simulcast live by video conference to Atlatsa’s registered offices in Canada at Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia.

1.	to receive the audited annual financial statements of the Company for its fiscal year ended December 31, 2011, together with the auditor’s report thereon;

2.	to fix the number of directors of the Company at six (6);

3.	to elect the directors for the ensuing year;

4.	to appoint KPMG Inc. as the independent auditor of the Company for the ensuing year and to authorize the directors to fix the independent auditor’s remuneration; and

5.	to transact such further business as may properly come before the Meeting or any adjournment or adjournments thereof.

The audited annual financial statements of the Company for the fiscal year ended December 31, 2011, the Company’s annual report filed on Form 20-F for the year ended December 31, 2011 and the Company’s management discussion and analysis for the year ended December 31, 2011 are available on the System for Electronic Data Analysis and Retrieval at www.sedar.com.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is June 8, 2012 (the “Record Date”). Registered Shareholders of Atlatsa as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

Registered Shareholders other than South African Shareholders

A Registered Shareholder may attend the Meeting in person or may be represented by proxy. Registered Shareholders, other than South African Shareholders, who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy (blue) (the “Proxy”) for use at the Meeting or any adjournment thereof. To be effective, the enclosed Proxy must be mailed so as to reach or be deposited with Computershare Trust Company of Canada by fax (1-866-249-7775) or by mail or by hand to 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 prior to 5:00 p.m. (Eastern Time) on Thursday, July 12, 2012 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Cities of Vancouver, British Columbia and Johannesburg, South Africa) before the commencement of the adjourned Meeting or may be deposited with the Chair of the Meeting prior to the commencement thereof.

Beneficial Shareholders (being Shareholders who beneficially own and hold Common Shares through a broker or other intermediary and who do not hold Common Shares in their own name) should refer to the accompanying management information circular of the Company for voting information.

South African Shareholders

South African Shareholders holding Common Share certificates in their own names and South African Shareholders who have dematerialised their Common Shares and have elected “own-name” registration in the sub-register through a Central Securities Depositary Participant (“CSDP”), may attend the Meeting in person or, ifthey are unable to attend the Meeting but wish to be represented thereat, must complete and return the attached South African form of proxy (yellow) (the “South African Proxy”), to the offices of the Company’s transfer agent (by mail at Computershare Investor Services (Pty) Limited, PO Box 61051, Marshalltown, 2107 or by hand at Computershare Investor Services (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 to be received prior to 4:00 p.m. (Central African Time) on

Friday July 13, 2012 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Cities of Vancouver, British Columbia and Johannesburg, South Africa) before the commencement of the adjourned Meeting or may be deposited with the Chair of the Meeting prior to the commencement thereof.

South African Shareholders who have dematerialised their Common Shares through a CSDP or broker and who have not elected “own-name” registration in the sub-register maintained by a CSDP and South African Shareholders who hold certificated Common Shares through a nominee, who wish to attend the Meeting must instruct their CSDP, broker or nominee to issue them with the necessary letter of representation to attend, or, if they do not wish to attend the Meeting but wish to be represented thereat, they must provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

In respect of dematerialised Common Shares, it is important to ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the South African Proxy and appoints a proxy to vote at the Meeting.

If you are in any doubt as to the action you should take, please consult your broker or other intermediary through whom your Common Shares are held, CSDP, banker, accountant, attorney or other professional adviser immediately.

DATED at Vancouver, British Columbia this 8th day of June, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Harold Motaung”
Chief Executive Officer

TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR	4
GLOSSARY OF TERMS	5
GENERAL PROXY INFORMATION	8
INFORMATION FOR SOUTH AFRICAN SHAREHOLDERS	11
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	12
RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	12
FINANCIAL STATEMENTS	13
VOTES NECESSARY TO PASS RESOLUTIONS	13
ELECTION OF DIRECTORS AND SIZE OF BOARD	13
APPOINTMENT OF AUDITOR	17
STATEMENT OF EXECUTIVE COMPENSATION	18
CORPORATE GOVERNANCE	29
AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR	33
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	35
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	35
MANAGEMENT CONTRACTS	35
OTHER MATTERS	35
ADDITIONAL INFORMATION	36

MANAGEMENT INFORMATION CIRCULAR

ATLATSA RESOURCES CORPORATION
(formerly Anooraq Resources Corporation)

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of Atlatsa Resources Corporation (formerly Anooraq Resources Corporation) (the “Company” or “Atlatsa”) for use at the annual general meeting (the “Meeting”) of Shareholders of the Company to be held on Tuesday, July 17, 2012 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

No person has been authorized by the Company to give any information or make any representation in connection with any of the matters to be considered at the Meeting other than those contained in this Information Circular and, if given, any such information or representation must not be relied upon as having been authorized.

In this Information Circular, references to “the Company”, “Atlatsa”, “we” and “our” refer to Atlatsa Resources Corporation (formerly Anooraq Resources Corporation). All capitalized terms used herein but not otherwise defined have the meanings set out under “Glossary of Terms”. References in this Information Circular to dollar amounts are to Canadian dollars, unless otherwise indicated. All financial figures quoted in US dollars in this Information Circular are converted at a rate of ZAR8.07 : US$1. All financial figures quoted in Canadian dollars in this Information Circular are converted at a rate of ZAR7.94 : $1.

This Information Circular has been prepared in accordance with Form 51-102F5 – Information Circular ofthe Canadian securities administrators. In addition to the Company’s primary TSX-V listing, the Company has secondary listings on NYSE AMEX and the JSE and accordingly various additional disclosures have been included in this Information Circular in order to satisfy the JSE Listings Requirements.

The information given in this Information Circular is given as of June 8, 2012, unless otherwise indicated.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular.

“affiliate” has the meaning ascribed thereto in the Securities Act (British Columbia), as amended, except as otherwise provided herein;

“Alexander Forbes Retirement Fund” means a defined contribution provident and retirement fund for the directors, executive officers and full time employees at the Company’s head office managed by Alexander Forbes Equity Holdings and its subsidiaries;

“Anglo Platinum Group Provident Fund” means a defined contribution provident fund for Anglo Platinum employees;

“Anglo Platinum Mines Retirement Fund” means a defined contribution retirement fund for Anglo Platinum employees;

“Anglo Platinum” means Anglo American Platinum Limited, a public company incorporated under the laws of South Africa and whose common shares are listed on the JSE;

“Atlatsa” or the “Company” means Atlatsa Resources Corporation (formerly Anooraq Resources Corporation), a corporation incorporated under the laws of the Province of British Columbia and listed on the TSX-V, the JSE and the NYSE AMEX;

“associate” has the meaning ascribed thereto in the Securities Act (British Columbia), as amended, except as otherwise provided herein;

“Atlatsa Holdings” means Atlatsa Holdings (Proprietary) Ltd. (formerly Pelawan Investments (Proprietary) Limited), a private company incorporated under the laws of South Africa, with 15 BEE shareholders including Tumelo Motsisi and Harold Motaung and the sole beneficiary of the Pelawan Trust;

“B2 Preference Shares” means cumulative convertible redeemable preference shares in the capital of Plateau;

“B3 Preference Shares” means cumulative convertible redeemable preference shares in the capital of Plateau;

“BEE” means broad based black economic empowerment, as envisaged pursuant to the MPRD Act and related legislation and guidelines, being a strategy aimed at substantially increasing participation by HDSAs at all levels in the economy of South Africa;

“Beneficial Shareholder” means a Shareholder who beneficially owns and holds Common Shares through a broker (or some other Intermediary) and who does not hold Common Shares in his, her or its own name;

“Board of Directors” or “Board” means the board of directors of Atlatsa;

“Boikgantsho Project” means the Boikgantsho PGM project, located on the Northern Limb of Bushveld Complex in South Africa;

“Bokoni” means Bokoni Platinum Mines (Proprietary) Limited, a private company incorporated under the laws of South Africa which holds the mineral title in respect of Bokoni Mine;

“Bokoni Mine” means Bokoni Platinum Mine, a PGM mine located on the Eastern Limb of the Bushveld Complex in South Africa (formerly referred to as the Lebowa Platinum Mine);

“Bokoni Acquisition” means the transaction pursuant to which the Company acquired an effective 51% interest in Bokoni Mine and an additional 1% interest in the Ga-Phasha Project, Boikgantsho Project and Kwanda Project effective July 1, 2009;

“Bokoni Holdco” means Bokoni Platinum Holdings (Proprietary) Limited, a private company incorporated under the laws of South Africa;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“CAT” means Central African Time;

“CDS” means the Canadian Depository for Securities Inc.;

“Common Shares” means common shares without par value in the capital of the Company;

“CSA” means Canadian Securities Administrators;

“CSDP” means Central Securities Depository Participant in South Africa;

“DME” means the South African Department of Minerals and Energy;

“Ga-Phasha Project” means the Ga-Phasha PGM Project, located on the Eastern Limb of the Bushveld Complex in South Africa;

“HDSA” means a “historically disadvantaged South African” as contemplated in the MPRD Act, being a person or group who has been discriminated against on the basis of race, gender and disability, and includes certain trusts and companies in which such persons have interests;

“HDSI” means Hunter Dickinson Services Inc., a corporation incorporated under the laws of Canada;

“Information Circular” means this management information circular dated June 8, 2012, together with all schedules hereto, distributed to Shareholders by Atlatsa in connection with the Meeting;

“Intermediaries” means brokers, investment firms, cleaning houses and similar entities that own and hold Common Shares on behalf of Beneficial Shareholders;

“JSE” means JSE Limited, a company incorporated in accordance with the laws of South Africa, licensed as an exchange under the South African Securities Services Act, 2004;

“JSE Listings Requirements” means the JSE Listings Requirements as amended from time to time;

“King III” means the King Code of Governance for South Africa 2009;

“KPMG” means KPMG Inc., registered auditors, the current auditors of the Company;

“Kwanda Project” means the Kwanda PGM project located on the Northern limb of the Bushveld Complex in South Africa on 12 farms;

“Meeting” means the annual general and special meeting of the Shareholders to be held at 4:00 p.m. (CAT) (7:00 a.m. Pacific Time) on July 17, 2012 and any adjournment thereof;

“MPRD Act” means the South African Mineral and Petroleum Resources Development Act, No. 28 of 2002;

“NI 52-110” means National Instrument 52-110 - Audit Committees;

“NI 58-101” means National Instrument 58-101 - Disclosure of Corporate Governance Practices;

“NP 58-201” means National Policy 58-201 - Corporate Governance Guidelines;

“NYSE AMEX” means the NYSE AMEX Stock Exchange, the successor to the American Stock Exchange;

“Optionee” means any person who receives a grant of Options;

“Options” means the options to acquire Common Shares granted under and in accordance with the terms of the Stock Option Plan;

“Pelawan Trust” means the independent South African trust established in accordance with a trust deed dated September 2, 2004, the trustees of which are Andre Visser, Tumelo Motsisi (a director of the Company) and Harold Motaung (a director of the Company);

“PGM” means platinum group metals;

“Plateau” means Plateau Resources (Proprietary) Limited, a private company incorporated under the laws of South Africa, being an indirect wholly-owned subsidiary of Atlatsa;

“Plateau Preference Shares” means the B2 Preference Shares and the B3 Preference Shares;

“Proxy” means the form of proxy on blue coloured paper which accompanies this Information Circular for use by Registered Shareholders other than South African Shareholders;

“Record Date” means June 8, 2012;

“Registered Shareholder” means a Shareholder whose name appears on the records ofAtlatsa’s central security register as a registered holder of Common Shares as of the Record Date;

“SARs” means share appreciation rights;

“SEDAR” means the System for Electronic Document Analysis and Retrieval available on the Internet at www.sedar.com;

“Shareholder” means a holder of Common Shares;

“South Africa” means the Republic of South Africa;

“South African Proxy” means the form of proxy printed on yellow coloured paper which accompanies this Information Circular and is to be completed by South African Shareholders;

“South African Shareholder” means a Shareholder whose Common Shares are registered on the Company’s South African register of Shareholders;

“Stock Option Plan” means the incentive stock option plan of the Company adopted on May 21, 2004, as amended on June 17, 2005 and as further amended as of June 15, 2009;

“TSX-V” means TSX Venture Exchange;

“ZAR” means the South African Rand, the currency of South Africa.

Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

GENERAL PROXY INFORMATION

The following proxy information is applicable to all Shareholders, other than South African Shareholders who should refer to the section of this Information Circular entitled “Information for South African Shareholders” for proxy instructions.

Solicitation of Proxies

The solicitation of proxies is made by management on behalf of the Company, and will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and employees of the Company. The Company will bear all costs of any solicitation. We have arranged for Intermediaries to forward the meeting materials to Beneficial Shareholders of record by those Intermediaries and we will reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

The following information respecting appointment of proxyholders and revocation of proxies is generally applicable only to Registered Shareholders. A significant number of Shareholders are Beneficial Shareholders. In almost all cases, a Beneficial Shareholder will not appear as the holder of record of such Common Shares on the Company’s central securities register of Shareholders. As Beneficial Shareholders do not have the same legal rights as Registered Shareholders in respect of shareholder meetings (including the rights described below to appoint a proxyholder and revoke a deposited proxy), Beneficial Shareholders are required to act indirectly through their Intermediary in order to vote their Common Shares or revoke a proxy, and Beneficial Shareholders should refer to the information set out under “General Proxy Information – Beneficial Shareholders” in this Information Circular.

Appointment of Proxyholders

A Shareholder may attend the Meeting in person or may be represented by a proxyholder. Registered Shareholders who are unable to attend the Meeting in person are asked to date, sign and return the accompanying Proxy, or other appropriate form of proxy, in accordance with the instructions set out in this Information Circular. If a Proxy is not dated, the proxyholder so appointed will date such Proxy as of the date on which it was mailed to such Registered Shareholder by the Company. A Proxy will not be valid unless it is deposited at the offices of Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 prior to 5:00 p.m. (Eastern Time) on Thursday, July 12, 2012 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and holidays in the Cities of Vancouver, British Columbia and Johannesburg, South Africa) before the time of the Meeting. A person appointed as proxyholder need not be a Shareholder.

A Proxy must be signed by the Registered Shareholder or a duly appointed attorney authorized in writing or, if the Registered Shareholder is a corporation or other entity, by a duly authorized officer. A Proxy signed by a person acting as attorney or in some other representative capacity (including an officer or other duly appointed representative of a corporate Registered Shareholder) should clearly indicate that person’s capacity and should be accompanied by the original or a notarized copy of the instrument evidencing such qualification and authority to act, or such other documentation in support as is acceptable to the Chair of the Meeting.

The management designees named in the accompanying Proxy are senior officers and directors ofAtlatsa. A Registered Shareholder has the right to appoint a person (who need not be a Shareholder), other than the management designees to represent such Registered Shareholder at the Meeting. To exercise this right, a Registered Shareholder should cross out the names of the management designees on the accompanying Proxy and insert the name of the other person in the blank space provided.

Voting by Proxyholders and Exercise of Discretion

The persons named in the Proxy will vote, or withhold from voting, the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified by the Registered Shareholder in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy “FOR” the approval of such matter.

Registered Shareholders may wish to vote by Proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a Proxy may do so by:

(a)
completing, dating and signing the enclosed Proxy (blue sheet) and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249- 7775, outside North America at 1-416-263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)
using a touch-tone phone to transmit voting choices to a toll free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed form of Proxy (blue sheet) for the toll free number, the holder’s account number and the proxy access number; or

(c)
using the internet through the website of the Company’s transfer agent at www.investorvote.com, Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy (blue sheet) for the holder’s account number and the proxy access number;

in all cases ensuring that the Proxy is received prior to 5:00 p.m. (Eastern Time) on Thursday, July 12, 2012, or, if the Meeting is adjourned, then not less than 48 hours (excluding Saturdays, Sundays and holidays in the Cities of Vancouver, British Columbia and Johannesburg, South Africa) before the commencement of the adjourned Meeting at which the Proxy is to be used.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a Proxy may revoke it by:

(a)
executing a Proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the Proxy bearing a later date to Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	personally attending the Meeting and voting the Registered Shareholder’s Common Shares.

A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.

Beneficial Shareholders

The following information is of significant importance to many Shareholders, as a substantial number of Shareholders are Beneficial Shareholders who do not hold Common Shares in their own name. Beneficial

Shareholders should note that only Proxies deposited by Registered Shareholders can be recognized and acted upon at the Meeting.

If Common Shares are listed in an account statement provided to a Shareholder by a broker or other Intermediary, then, in almost all cases, those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for CDS, which acts as nominee for many Canadian brokerage firms).

Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of Beneficial Shareholders. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person in advance of the Meeting. Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients. If you are a Beneficial Shareholder, you should carefully follow the instructions of your Intermediary in order to ensure that your Common Shares are voted at the Meeting.

The voting instruction form supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the Intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically provides a computer readable voting instruction form to Beneficial Shareholders and asks Beneficial Shareholders to complete this form and return to Broadridge. The voting instruction form will name the same persons as the Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or voting instructions given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote Common Shares directly at the Meeting. The voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

These securityholder materials are being sent to both Registered Shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name, address and information about your holding of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your Intermediary, you, or a person designated by you, may attend at the Meeting as proxyholder for your Intermediary and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your Intermediary, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your Intermediary in accordance with the instructions provided by such Intermediary, well in advance of the Meeting.

Electronic Participation

This year, the Company is excited to provide the opportunity for Registered Shareholders to participate electronically in the meeting from Vancouver, British Columbia. The Meeting will be held in Sandton, Johannesburg, South Africa at the

Company’s head offices with a simulcast live by video conference to Atlatsa’s registered offices in Canada at Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia. If you attend the Meeting in Sandton, Johannesburg, South Africa or participate from the Company’s satellite location in Vancouver, British Columbia, you will be able to see and hear the individuals at the other location by way of large screens and will also be able to vote and ask questions at the relevant times during the Meeting. Although the Company’s goal is seamless electronic participation from Vancouver, British Columbia, if you are concerned with ensuring that any votes you wish to cast at the Meeting are counted and you are not able to attend the Meeting in person in Sandton, Johannesburg, South Africa, you should vote in advance by proxy.

INFORMATION FOR SOUTH AFRICAN SHAREHOLDERS

This Information Circular will be distributed to all Shareholders on the South Africa register who have elected to receive such documentation.

South African Proxy Instructions

Voting by Proxyholders

The persons named in the South African Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The South African Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the South African Proxy, the persons named in the South African Proxy will vote the Common Shares represented by the South African Proxy for the approval of such matter.

Shareholders holding Common Share certificates in their own names and shareholders who have dematerialised their Common Shares and have elected “own-name” registration in the sub-register through a CSDP and who are unable to attend the Meeting but wish to be represented thereat may complete and return the attached form of South African Proxy (yellow), in accordance with the instructions contained therein, to be received by Computershare Investor Services (Pty) Limited by mail at PO Box 61051, Marshalltown, 2107 or by hand at Ground Floor, 70 Marshall Street, Johannesburg, 2001 prior to 4:00 p.m. (CAT) on Friday, July 13, 2012 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Cities of Vancouver, British Columbia and Johannesburg, South Africa) prior to the time set for the adjournment thereof.

Shareholders who have dematerialised their Common Shares through a CSDP or broker and who have not elected “own-name” registration in the sub-register maintained by a CSDP and Shareholders who hold certificated Common Shares through a nominee and who wish to attend the Meeting must instruct their CSDP, broker or nominee to issue them with the necessary letter of representation to attend. If such shareholders do not wish to attend the general meeting but wish to be represented thereat, they must provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

Shareholders who hold dematerialised Common Shares must ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the form of proxy and appoints a proxy to vote at the Meeting.

The Company does not take responsibility and will not be held liable for any failure on the part of a CSDP, nominee or broker of a Shareholder holding dematerialised Common Shares to notify such Shareholder of the Meeting or any business to be conducted thereat, or to validly authorize a Shareholder to attend or vote thereat.

Shareholders are advised to consult their professional adviser if they have any questions regarding the above.

The Company’s sponsor in South Africa is Macquarie First South Advisers (Pty) Limited (tel: +27 11 583 2000).

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Tumelo Motsisi, a director and Chairman of the Company, and Harold Motaung, a director and Chief Executive Officer of the Company, hold a 24% and 17% interest, respectively, in the issued and outstanding share capital of Atlatsa Holdings, the indirect beneficial owner of 57.2% of the issued and outstanding Common Shares in the capital of the Company.

Except as described above, no director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS
OF VOTING SECURITIES

The Board of Directors has fixed June 8, 2012 as the Record Date for determination of persons entitled to receive notice of and to vote at the Meeting. Only Shareholders of record at the close ofbusiness on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy, in the manner and subject to the provisions described above or under the heading “Information for South African Shareholders”, will be entitled to vote or to have their Common Shares voted at the Meeting. Quorum for the transaction of business at the Meeting is two persons present in person or by proxy, holding not less than 5% of the issued and outstanding Common Shares at the Record Date.

As of the Record Date, there were 201,888,473 Common Shares issued and outstanding, each such Common Share carrying the right to one vote. The Company is authorized to issue an unlimited number of Common Shares. There are 227,400 Plateau Preference Shares (comprised of 115,800 B2 Preference Shares and 111,600 B3 Preference Shares) issued in the capital of Plateau which when duly converted into Plateau common shares will, through a series of transactions, be exchanged for 227.4 million Common Shares in the Company. The Plateau Preference Shares have not been converted as of the Record Date and therefore the holder thereof is not entitled to vote at the Meeting.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all issued and outstanding Common Shares of the Company as at the Record Date are:

Shareholder Name and Address	Number of Common Shares Held	Percentage of Issued Common Shares
The Pelawan Trust, as Trustee(1) Atlatsa Holdings, as Beneficiary 4th Floor, 82 Grayston Drive Sandton, 2196, South Africa	115,496,438	57.2%
Mr. Tumelo M. Motsisi(2) 4th Floor, 82 Grayston Drive Sandton, South Africa	28,535,143	14.1%
CDS(3) 25 The Esplanade PO Box 1038 Stn A Toronto, ON M5W 1G5	15,647,684	7.75%

(1)	These Common Shares are registered in the name of Pelawan Trust, which holds such Common Shares in trust for Atlatsa pursuant to escrow arrangements described in Item 9.G. “Escrow Securities” of Atlatsa’s annual report prepared on Form 20-F available on the Company’s profile on SEDAR at www.sedar.com.
(2)	Indirect holdings being 240 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings, multiplied by the number of Common Shares of the Company (115,496,438) held by the Pelawan Trust.
(3)	CDS is a clearing house for brokerage firms whose clients beneficially own the Common Shares. Management of the Company is unaware of the beneficial ownership of the Common Shares registered in the name of CDS, and these figures may include Common Shares of management held through brokerage firms.

FINANCIAL STATEMENTS

The audited annual financial statements of the Company for the year ended December 31, 2011, and the auditors’ report thereon, together with the related management discussion and analysis, will be placed before the Meeting. These documents have been filed with the securities commissions or similar regulatory authorities in Alberta, British Columbia and Quebec.

Copies of the documents may be obtained by a Shareholder upon request and without charge from Investor Relations, Atlatsa Resources Corporation, 15th floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1, telephone: 604-684-6365. These documents are also available through the Company’s profile on SEDAR available on the Internet at www.sedar.com and on the Company’s website at www.atlatsaresources.co.za.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein under “Election of Directors and Size of Board” and “Appointment of Auditor”. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill as a consequence of additional nominations from the floor of the Meeting, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS AND SIZE OF BOARD

At the Meeting, it is proposed that the size of the Board be set at six (6) directors. The persons named in the Proxy intend to vote “For” the resolution fixing the number of directors at six (6), unless otherwise instructed by a Shareholder.

It is proposed that six directors be elected until the next annual meeting of Shareholders or until their successors are elected or appointed. The following section sets out the names of the persons nominated for election as a director at the Meeting, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, the period of time during which each has been a director of the Company and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the Record Date. The persons named in the Proxy intend to vote “For” the resolution electing each ofthe following nominees, unless otherwise instructed by a Shareholder. The information as to the number of Common Shares beneficially owned, controlled or directed is not within the knowledge of the management of the Company and has been furnished by the respective nominees as reported in their filings at www.sedi.ca.

Name, position with the Company and province or state and country of residence	Period(s) as a Director of the Company	Common Shares beneficially owned, controlled or directed(1)	B3 Preference Shares(2)
Fikile Tebogo DE BUCK(5)(6)(8) Non-Executive Director Gauteng, South Africa	November 2008 to present	Nil	—

Name, position with the Company and province or state and country of residence	Period(s) as a Director of the Company	Common Shares beneficially owned, controlled or directed(1)	B3 Preference Shares(2)
Anu DHIR(5)(7)(8)(9)	July 2008 to present	Nil	—
Non-Executive Director
Ontario, Canada
Patrick COOKE(5)(6)	February 2012 to present	3,500	—
Non-Executive Director
Gauteng, South Africa
Harold MOTAUNG	Director	130,068	18,972,000(3)
Director, Chief Executive Officer	September 2004 to present	19,634,394(3)
Gauteng, South Africa	Chief Executive Officer
	April 2011 to present
Tumelo MOTSISI(9)	September 2004 to present	815,998	26,784,000(4)
Director and Chair		27,719,145(4)
Gauteng, South Africa
Rizelle SAMPSON(8)	September 2004 to present	Nil	—
Non-Executive Director
Gauteng, South Africa

(1)	Directors personally own or control a total of 48,303,106 Common Shares, which represent approximately 23.9% of the current outstanding Common Shares. The directors also hold 4,105,000 Options.
(2)	Directors directly or indirectly own or control a total of 45,756,000 B3 Preference Shares, which represent approximately 22.7% of the current outstanding Common Shares.
(3)
Indirect holdings being 170 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings, multiplied by the number of Common Shares (115,496,438) held by the Pelawan Trust.

(4)
Indirect holdings being 240 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings, multiplied by the number of Common Shares (115,496,438) held by the Pelawan Trust.

(5)	Member of the Audit Committee.
(6)	Member of Nominating and Governance Committee.
(7)	Member of Compensation Committee.
(8)	Member of the Sustainable Development and Health and Safety Committee.
(9)	Member of the Investment Committee.

There have been no changes in the directors’ holdings of Common Shares as set out above between the Record Date and the date of this Information Circular. The following are biographies for the directors of Atlatsa nominated for election.

FIKILE TEBOGO DE BUCK, BA, FCCA – Director

Fikile Tebogo De Buck is a Fellow of the Association of Chartered Certified Accountants FCCA (UK) and has extensive experience in business operations and financial affairs with companies in the mining sector. She holds a Bachelor of Arts degree in Economics and Accounting from the University of Swaziland. Ms. De Buck is currently a non-executive director of Harmony Gold Mining Company Limited. (“Harmony”) and is a member of various board committees of Harmony including the audit committee. She has also served in various capacities at the Council for Medical Schemes in South Africa.

Ms. De Buck is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Director	November 2008	Present
Harmony Gold Mining Company Limited	Director	April 2006	Present

ANU DHIR, BA, JD - Director

Anu Dhir holds a Bachelor of Arts degree from the University of Toronto and a law degree (Juris Doctor) from Quinnipiac University, Connecticut, United States. Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas and technology sectors. Ms. Dhir served as Vice President, Corporate Development and Company Secretary at Katanga Mining Limited, a TSX-listed company and is currently Managing Director of Miniqs Limited, a private group primarily interested in resource projects that have the capability to grow into major producing operations. Ms. Dhir is a non-executive director of Frontier Rare Earths Limited, a TSX-listed company that is focused on rare earth elements and also serves as a non-executive director of Compass Asset Management headquartered in Almaty, Kazakhstan.

Ms. Dhir is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Director	July 2008	Present
Katanga Mining Limited	Director	March 2004	November 2004
	Vice President, Corporate Development	January 2006	October 2009
Andina Minerals Inc.	Officer	January 2006	November 2006
Compass Asset Management	Director	June 2009	Present
Miniqs Limited	Director and Officer	March 2010	Present
Frontier Rare Earths Limited	Director	November 2010	Present
Great Basin Gold Limited	Director	June 4011	Present

PATRICK COOKE, B.Com (Wits), CA(SA) – Director

Patrick Cooke has over 40 years’ professional experience as a chartered accountant and management consultant. Mr. Cooke was responsible for listing two companies on the main board of the JSE and was the financial director of a third JSE-listed company. His industry experience is wide, having been involved in mineral information technology, wholesale fast moving consumer goods, financial services and professional services companies. He was appointed a non-executive director of Sallies Limited in October 2009 and, with effect from February 1, 2010, was appointed Financial Director, Chief Operating Officer and Acting Chief Executive Officer. He resigned from all positions at Sallies Limited with effect from December 2011. Mr. Cooke has been the Chair of the Bokoni Holdco audit committee for the past two years.

Mr. Cooke is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Great Basin Gold Limited	Director	March 2006	Current
Sallies Limited	Director	August 2009	December 2011
Pangea Diamondfields PLC	Director	January 2006	January 2009

A. H. C. (HAROLD) MOTAUNG, BSc, MBA – Chief Executive Officer and Director

Harold Motaung was previously employed at the Free State and Vaal River operations of Anglo American Corporation of South Africa Limited for six years as a mining engineer and as a production supervisor. Mr. Motaung then moved to the DME as a director within the Mine Inspectorate. As a Deputy Chief Inspector, he was responsible for implementing the Mine, Health and Safety Act. Subsequently he was appointed Chief Director within the Mine Inspectorate. His portfolio included the gold, platinum and coal regions of South Africa.

In Mr. Motaung’s capacity as a Chief Director of the Mine Inspectorate, he was appointed on numerous boards of government–associated institutions including the National Nuclear Reactor, the Deep Mining Board and the MQA. Mr. Motaung also chaired the Mines Research Board, which administered a mining safety fund. Mr. Motaung also represented the South African government in a number of international and bi-national engagements with foreign countries, and was a member of the DME executive team responsible for the briefs and presentations at the Parliamentary Portfolio Committee on the status of minerals and energy within the country, which culminated in the enactment of the Minerals & Petroleum Development Act. Mr. Motaung left the DME to establish a mining and geological consultancy, African Minerals Professionals (Pty) Limited. Mr. Motaung has been a director ofAtlatsa since September 2004 and is not a director of any other public companies. Mr. Motaung is the founding member and CEO of Pelawan, the controlling shareholder of Atlatsa. Recently he was appointed and served on the board of Mintek as the non-executive Chair.

Mr. Motaung has been a director of the Company since September 2004, and the CEO of the Company since April 2011.

Mr. Motaung is, or was within the past five years, an officer and/or director of the following public company:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Director	September 2004	Present

TUMELO M. MOTSISI, BA, LLM, MBA – Executive Chair and Director

Tumelo Motsisi is a prominent South African businessperson with experience in the South African financial services, mining and energy sectors. Between 1994 and 1998 he was employed first as a senior manager and then as a director within the Negotiated Benefits Consultants division of Alexander Forbes, a South African financial services company.

In 1998 he established Kopano Ke Matla Investment Company (“Kopano Ke Matla”), the investment arm of South Africa’s largest trade union federation, the Congress of South African Trade Unions. He was subsequently appointed as the Chief Executive Officer of Kopano Ke Matla. Mr. Motsisi also served as Executive Chair of Prosperity Holdings, a financial services company established between Kopano Ke Matla, NBC Financial Services and Peregrine Holdings. Mr. Motsisi is a member and director of several South African companies. Mr. Motsisi has been a director of Atlatsa since September 2004 and is not a director of any other public companies.

Mr. Motsisi is, or was within the past five years, an officer and/or director of the following public company:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Director	September 2004	Present

RIZELLE M. SAMPSON, H. Dip Education – Director

Ms. Sampson is a South African citizen and holds a Certificate in Corporate Finance from the University of London (School of Economics), a Certificate in Telecommunications Policy, Regulation and Management from the University of Witwatersrand and a Higher Diploma in Education from the University of the Western Cape.

Following positions as a Portfolio Administrator (Institutional Clients) at Investec Asset Managers, Chief of Staff at the Ministry of Communications and Manager (Office of the CEO) at Sentech Ltd, she co-founded African Footprint Investment Holdings (Pty) Ltd (“AFIH”), an investment holding company that is mainly black woman owned and managed. Ms. Sampson represents AFIH on the board of Tellumat (Pty) Ltd. She is also a trustee of the Sentech

Educational Fund Advisory Board and a non-executive director of Independent Power South Africa (IPSA) Group PLC and Diesel Power Open Cast Mining (Pty) Ltd.

Ms. Sampson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Diesel Power Open Cast Mining (Pty) Ltd.	Director	June 2010	Present
Independent Power Southern Africa (IPSA) Group PLC	Director	January 2009	Present
Atlatsa Resources Corporation	Director	September 2004	Present

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Corporate Cease Trade Orders

To the knowledge of the Board of Directors, no director or executive officer of the Company is, at the date hereof, or was within the ten years before the date hereof, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the knowledge of the Board of Directors, no director or executive officer of the Company, or Shareholder holding a sufficient number of securities of the Company to effect materially the control of the Company: (i) is, at the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or has a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold such persons assets.

Penalties or Sanctions

To the knowledge of the Board of Directors, no director of executive officer of the Company, or a Shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority has entered into a settlement agreement with a securities authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

APPOINTMENT OF AUDITOR

The auditors of the Company are currently KPMG Inc., Registered Auditors, 85 Empire Road, Parktown, Johannesburg, South Africa (“KPMG”). KPMG will be nominated at the Meeting for reappointment as auditors of the Company at remuneration to be fixed by the Board of Directors. KPMG was first appointed auditor of the Company on May 21, 2004. The persons named in the Proxy intend to vote “For” the resolution reappointing KPMG as the auditor of the Company at remuneration to be fixed by the Board, unless otherwise instructed by a Shareholder.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

In this section “Named Executive Officer” (or “NEO”) means each of the following individuals:

(a)	the CEO;

(b)	the CFO;

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2011.

Compensation Committee

The Company has a Compensation Committee to assist the Board of Directors in carrying out its responsibilities relating to executive and director compensation. The Compensation Committee has the following duties, responsibilities and authority:

(a)
To recommend to the Board of Directors the form and amount of compensation to be paid by the Company to the Directors, including compensation to be paid in consideration of a director acting on a committee of the Board of Directors.

(b)
To review and approve corporate goals and objectives relating to the compensation of the Company’s executive officers, including the CEO, CFO and other senior officers (collectively, the “Officers”) if applicable. The Compensation Committee evaluates the performance of the Officers in light of those goals and review and recommend to the Board the officers’ annual compensation and incentive or equity plan participation levels and bases of participation. Recommendations of compensation include salary, bonus, and other incentive compensation.

(c)	To review and recommend to the Board on an annual basis the evaluation process and compensation structure for the Company’s other employees.

(d)
Based upon input and recommendations from the officers, to review the Company’s incentive compensation plans and recommend changes in such plans to the Board of Directors as needed and to review and submit to the Board of Directors recommendations concerning new incentive compensation plans.

(e)	To administer the Company’s Stock Option Plan and other equity based compensation plans and determine the grants of Options and other equity based compensation.

(f)	To prepare and publish any annual executive compensation report in the Company’s annual information form or proxy statement.

The Compensation Committee is composed of Anu Dhir (Chair) and Sipho Nkosi, both of whom are independent directors. Sipho Nkosi is not standing for re-election at the Meeting and will therefore resign from this committee effective July 17, 2012 and Patrick Cooke, an independent director, will be appointed to serve on the Compensation Committee effective as of July 17, 2012. During the 2011 financial year, the Compensation Committee met twice and the proceedings at such meetings were documented in the form of meeting minutes. Ms. Dhir and Mr. Cooke have relevant experience with respect to compensation matters on the basis of previous roles as directors ofpublic companies and the compensation committees thereof. Additional information regarding the Compensation Committee is provided under “Corporate Governance - Board Committees – Compensation Committee”.

Report on Executive Compensation

The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the Company’s executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Company’s Compensation Committee receives competitive market information on compensation levels for executives. The Company’s compensation policies and programs are designed to be competitive with similar mining companies and to recognize and reward executive performance consistent with the success of the Company’s business.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s Shareholders.

In compensating its senior management, the Company has employed a combination ofbase salary, bonus compensation and equity participation through its Stock Option Plan.

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the company.

The salary to be paid to a particular NEO is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international sources of such listed information. Payment of a cash salary fits within the objective of the compensation program since it rewards the NEO for performance of his or her duties and responsibilities. Salaries of executive officers are reviewed annually by the Board of Directors.

Bonus Compensation

Bonus awards are made solely in the discretion of the Board, which considers performance, shareholder benefits, competitive factors and other matters in awarding bonuses, but bonuses are not based on any prescribed criteria. No other bonus arrangements have been agreed although certain NEOs may be awarded bonus compensation in 2012 based on objectives to be agreed by the Board for 2011.

Equity Participation

The Company has in place the Stock Option Plan dated for reference May 21, 2004, as amended June 17, 2005 and again on June 15, 2009. The terms of the Stock Option Plan are described below under “Stock Option Plan”. The Stock Option Plan is designed to foster and promote the long-term financial success of the Company by strengthening the ability ofthe Company to attract and retain highly competent directors, employees and consultants, motivate performance through incentive compensation, promote greater alignment of interests between employees and Shareholders in creating longterm Shareholder value, and enable employees to participate in the long-term growth and financial success of the Company. Options are granted taking into account a number of factors, including the amount and term of Options previously granted, base salary and bonuses and competitive factors. The Compensation Committee administers the Stock Option Plan, generally granting Options annually to directors, management, employees and consultants, and to individuals commencing employment with the Company. Previous grants are taken into account when considering new grants.

The Company also provides compensation to certain members of management through awards of SARs. See “Share Appreciation Rights” below.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

The Board has not considered the implications of the risks associated with the Company’s current compensation program. However, the Company intends to formalize its compensation policies and practices in the upcoming year and at such time will take review and consider the implications of any risks associated with the Company’s compensation program and design such compensation policies and practices in order to mitigate such risks.

Performance Graph

The following graph compares the total cumulative Shareholder return for $100 invested in Common Shares on December 31, 2006 with the cumulative total return of the TSX Venture Composite Index and the Toronto Stock Exchange 300 Index, for the five most recently completed financial years.

To evaluate the trend in the Company’s compensation levels in relation to the Company’s performance as measured in the graph above, the Company relied on total annual compensation awarded for 2006 through 2011 on the same basis as is currently disclosed in the “Summary Compensation Table” for the NEOs below. As at December 31, 2011 total annual compensation for NEOs had increased approximately 33% compared to 2006. The Company’s share price performance for 2006 through 2011 decreased by approximately 48%. The trend in compensation levels of NEOs for 2006 through 2011 each year generally tracked the Company’s share price performance.

SUMMARY COMPENSATION TABLE

The compensation provided to NEOs of the Company during the financial year ended December 31, 2011, for each of the Company’s three most recently completed financial years, is as follows:

				Non-equity incentive plan compensation
Name	Year	Salary ($) (3)	Option based awards ($) (5)	Annual incentive plans ($) (6)	Long-term incentive plans ($)	Pension, provident and medical value ($)	All other Compensation ($) (7)	Total Compensation ($)
Phillip Kotze(1)(2)(3)	2011	472,474	Nil	Nil	Nil	16,709	74,541	563,724
Former Director, President	2010	428,910	Nil	Nil	Nil	63,006	21,135	513,051
and CEO	2009	414,559	143,350	Nil	Nil	89,055	Nil	646,963
Tumelo Motsisi(10)(3)	2011	412,648	Nil	Nil	Nil	60,643	24,025	497,316
Director	2010	373,384	Nil	Nil	Nil	55,233	21,699	450,316
Executive Chair	2009	366,733	234,339	323,007	Nil	80,042	Nil	1,004,122
Harold Motaung(3)(8)(10)	2011	403,644	Nil	Nil	Nil	59,383	37,979	501,006
Director and CEO	2010	294,023	Nil	Nil	Nil	44,122	23,351	361,496
	2009	302,056	90,996	144,375	Nil	88,167	Nil	625,594
Joel Kesler(3)	2011	291,135	Nil	Nil	Nil	43,632	34,214	368,981
Corporate Finance and	2010	267,658	Nil	Nil	Nil	40,431	26,429	334,518
Business Development	2009	267,705	91,590	267,910	Nil	73,877	Nil	701,083
Bava Reddy(4)	2011	226,979	Nil	Nil	Nil	34,075	25,711	286,765
Executive: Mineral	2010	214,732	Nil	Nil	Nil	32,429	19,436	266,597
Strategy and Exploration	2009	207,841	369,724	Nil	Nil	44,097	Nil	621,662
DeWet Schutte(3)(9)	2011	350,716	Nil	Nil	Nil	49,103	7,825	407,644
CFO	2010	310,288	610,491	Nil	Nil	29,687	689	951,155
	2009	23,110	Nil	Nil	Nil	248	Nil	23,359
Notes:
(1)	Mr. Kotze was appointed as CEO on July 1, 2008.
(2)	Mr. Kotze resigned his duties as CEO on April 1, 2011. The amount above is the compensation paid to Mr. Kotze prior to his resignation.
(3)
Compensation denominated in Canadian dollars but paid in ZAR on a monthly basis, converted at the closing rate of the monthly payroll period closing date. The average month-end translation rate in effect for the year ended December 31, 2011 was $1 : ZAR7.31. The amount above is the Canadian dollar denominated compensation.

(4)	Salary paid in ZAR. The amount above is the Canadian dollar equivalent translated at an average exchange rate of $1 : ZAR7.31 during the fiscal year ended December 31, 2011.
(5)
The Options granted in the 2009, 2010 and 2011 financial years were granted pursuant to the Stock Option Plan. (See “Stock Option Plan” below). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the Option, expected volatility of the Company’s Common Share price, expected dividend yield, and risk-free interest rate.

(6)
The annual incentive figures for the year ended December 31, 2009 are related to a bonus arrangement approved by the Board in 2007 whereby a cash bonus equal to 100% of annual base salary, payable 50% on signing of the acquisition agreements relating to the Bokoni Acquisition and 50% on the Closing Date of the Bokoni Acquisition.

(7)	This amount includes travel allowance, cellphone allowance, expense reimbursement and the Company’s contribution to medical aid and the unemployment insurance fund.
(8)	Mr. Motaung was appointed as CEO in April 2011.
(9)	Mr. Schutte was appointed Acting CFO in December 2009 and was appointed as CFO with effect from May 1, 2010.
(10)	The NEOs who are also directors do not receive any compensation in their capacity as directors of the Company.

INCENTIVE PLAN AWARDS

The Company currently has a Stock Option Plan and a SARs scheme in place for certain employees. At the annual and extraordinary general meeting of the Shareholders of the Company held on June 15, 2009, all the then-outstanding Options were approved for repricing to $1.29. The following table sets out all Option-based awards outstanding as at December 31, 2011 for each NEO:

	Option-based Awards
NAME	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Phillip Kotze	796,000	1.29	June 25, 2013	Nil
	1,000,000	0.84	November 30, 2016	Nil
Tumelo Motsisi	975,000	1.29	October 15, 2012	Nil
	525,000	1.29	June 30, 2013	Nil
	800,000	0.84	November 30, 2016	Nil
Harold Motaung	535,000	1.29	October 15, 2012	Nil
	510,000	0.84	November 30, 2016	Nil
Joel Kesler	475,000	1.29	October 15, 2012	Nil
	525,000	1.29	June 30, 2013	Nil
	570,000	0.84	November 30, 2016	Nil
Bava Reddy	550,000	0.96	June 25, 2014	Nil
	570,000	0.84	November 30, 2016	Nil
De Wet Schutte	500,000	1.61	May 1, 2017	Nil
Note:
(1)
The value at December 31, 2011 is calculated by determining the difference between the closing price of the Common Shares at December 31, 2011 ($0.39 per Common Share) underlying the Option on the TSX-V and the exercise price of the Options, multiplied by the number of Options outstanding as at December 31, 2011.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2011, for each NEO:

NAME	Option based awards - Value vested during the year(1)	Non-equity incentive plan compensation – value earned during year
Phillip Kotze	Nil	Nil
Tumelo Motsisi	Nil	Nil
Harold Motaung	Nil	Nil
Joel Kesler	Nil	Nil
Bava Reddy	Nil	Nil
De Wet Schutte	Nil	Nil
Note:
(1)
These amounts represent the aggregate dollar value that would have been realized if the Options under the Option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the Option at date of vesting and the exercise or base price of the Option.

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	12,162,667	$1.11	20,437,333
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	12,162,667	$1.11	20,437,333

Stock Option Plan

The only equity compensation plan in which the directors or NEOs of the Company participate is the Stock Option Plan. Amendments to the Stock Option Plan were most recently approved by Shareholders at the annual and extraordinary general meeting of the Company held on June 15, 2009. The maximum number of Common Shares issuable under the Stock Option Plan is 32,600,000 Common Shares.

12,162,667 Common Shares are issuable upon the exercise of all outstanding Options, which are exercisable at a weighted average exercise price of $1.11. As of the Record Date, 20,437,333 Options remain available for issuance under the Stock Option Plan.

Issue of New Options

The Company did not issue any Options during the fiscal year ended December 31, 2011.

The terms of the outstanding Options at December 31, 2011 are as follows:

Expiry date	Option price	Number of Options Outstanding	Number of Options Vested	Weighted Average Life (years)
October 15, 2012	$1.29(1)	3,785,000	3,785,000	1.0
June 25, 2013	$1.29(1)	916,000	916,000	1.7
June 30, 2013	$1.29(1)	1,410,000	1,410,000	1.8
June 25, 2014	$0.96	600,000	600,000	2.7
November 30, 2016	$0.84	4,705,000	3,450,880	5.2
May 1, 2017	$1.68	500,000	166,500	5.6
July 1, 2017	$1.05	86,667	86,667	5.8
August 2, 2017	$1.11	160,000	160,000	5.8
Total		12,162,667	10,654,415
Weighted average exercise price		$1.11	$1.19

Note:
(1)	The Options were re-priced to $1.29 on June 30, 2009.

The Stock Option Plan is administered by the Compensation Committee. The Stock Option Plan provides that Options may be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. All Options typically expire five years after the date of grant of such Options.

Eligible Optionees

Under TSX-V policies, to be eligible for the issuance of an Option under the Stock Option Plan, an optionee must either be an employee, director, officer or consultant of the Company or its subsidiary or an employee, director, officer or consultant of a company providing management or other services to the Company or its subsidiary at the time the Option is granted.

Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an Option grant. If the Option is granted to a company, the company must provide the TSX-V with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the Option remains in effect without the consent of the TSX-V.

Material Terms of the Stock Option Plan

The following is a summary of the material terms of the Stock Option Plan:

(a)	all Options granted under the Stock Option Plan are non-assignable and non-transferable;

(b)
for Options granted to employees or service providers (inclusive of management company employees), the Company is required to represent that the proposed optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

(c)
an Option has a maximum term of up to ten years (although to date Options have typically expired five years after the grant date) and terminates 30 days following the termination of the optionee’s employment or other relationship with the Company, except in the case of retirement or death. In the case of retirement, an Option terminates 30 to 90 days, at management’s discretion, following retirement. In the case of death, an Option terminates at the earlier of one year after the event or the expiry of the Option. Vesting of Options is at the discretion of the Compensation Committee at the time the Options are granted; and

(d)	the minimum exercise price of an Option granted under the Stock Option Plan must not be less than the closing price for Common Shares of the Company as traded on the TSX-V on the last trading day before the date that the Option is granted less allowable discounts as permitted by TSX-V (depending on the price at the time of grant).

Share Appreciation Rights

Atlatsa currently has a scheme in place to award SARs to senior staff and certain members of management at Bokoni Mine. The purpose of the SARs scheme is to recognize the contributions of senior staff to Atlatsa’s financial position and performance and to retain key employees. SARs are linked to the price of Common Shares on the JSE and are settled in cash on the exercise date. The SARs settle on the vesting date and then employees can exercise at any date between the vesting date and the expiration date. Directors and NEOs of the Company are not eligible to receive SARs.

One third of the SARs granted vest annually on the anniversary of the grant date, with an expiry date four years from the grant date. The base price of SARs equals the closing market price of the underlying Common Shares on the JSE on the trading date immediately preceding the date on which the SARs are granted.

	2011	2010
SARs granted (all unvested at year-end)	6,294,869	3,737,103
Vesting year of unvested SARs:
One year after the grant	2,396,801	1,575,035
Two years after the grant	2,025,134	1,575,035
Three years after the grant	1,872,934	587,033
Total number of SARs unvested	6,294,869	3,737,103

The value of the SARs expensed in the year ended December 31, 2011 was calculated as $437,152 (2010: $947,176).

The assumptions used to estimate the fair value of the SARs granted during the year were:

South African risk-free rate	6.4%	6.7%
Volatility	85.1%	82%-86%
Forfeiture rate	0%	0%
Expected dividends	Nil	Nil

The only vesting conditions for the scheme are that the employees must be in the employment of Atlatsa or one of its subsidiaries at the time in which the SARs are exercised.

The volatility of the SARs were calculated with the equally weighted standard approach of calculating volatility by using available historical information on the Common Share price for Atlatsa on the JSE equal to the term to maturity of the scheme.

The risk-free rate for periods within the contractual term of the SARs is based on the South African Government Bonds in effect at the time.

PENSION PLAN BENEFITS

Directors, executive officers and full time employees of the Company at its corporate offices belong to the Alexander Forbes Retirement Fund (Provident and Pension sections). The Company contributes 14% of the basic salaries of the employees on a monthly basis to the fund.

The employees of Bokoni belong to the following funds depending on their position:

●	The Company contributes 14% of the basic salaries of certain employees to the Anglo Platinum Group Provident Fund.

●	The Company contributes 14% of the basic salaries of certain employees to the Anglo Platinum Mines Retirement Fund.

Membership of these retirement funds is compulsory in all cases.

Provident Fund
Name	Accumulated value at January 1, 2011 ($)	Total growth earned/interest earned (employer contribution) ($)	Net Employer Contributions ($)	Accumulated value at December 31, 2011 ($)
Tumelo Motsisi	133,984	54,611	51,734	240,330
Harold Motaung	108,829	44,887	50,659	204,376
Joel Kesler	97,420	39,712	37,222	174,353
Bava Reddy	67,678	19,660	29,069	116,408
De Wet Schutte	26,394	3,472	41,887	71,753

Pension Fund
Name	Accumulated value at January 1, 2011 ($)	Total growth earned/interest earned (employer contribution) ($)	Net Employer Contributions ($)	Accumulated value at December 31, 2011 ($)
Tumelo Motsisi	78,140	6,681	30,300	115,120
Harold Motaung	63,471	5,626	29,670	98,767
Joel Kesler	56,815	4,848	21,800	83,463
Bava Reddy	39,445	3,459	17,025	59,930
De Wet Schutte	15,369	2,052	24,532	41,953

TERMINATION AND CHANGE IN CONTROL BENEFITS

Written contracts are in place between the Company and Harold Motaung, Bava Reddy and De Wet Schutte. There are no written employment contracts in place between the Company and Tumelo Motsisi or Joel Kesler, respectively. The Company is currently in the process of compiling a remuneration policy, and as part of this process the written employment contracts between the Company and NEOs will also be reviewed or implemented, as applicable.

It is not expected that there will be any written contracts between the Company and any independent, non-executive directors which are appointed to the Board.

There are no compensatory plans or arrangements with the NEOs that entitle a NEO to receive more than $100,000 from the Company as a result of the resignation, retirement or any other termination of employment of the NEOs’ employment, a change in control of the Company or its subsidiaries or a change of the NEOs’ responsibilities following a change in control.

Written employment contracts between the Company and the Company’s NEOs provide for compensation payable under certain circumstances following termination or a change in control, inclusive of the following:

●	a 30 day notice period applies;

●	payment of annual holiday leave; and

●	in terms of the Stock Option Plan, all vested Options held by NEO may be exercised with 90 days.

DIRECTOR COMPENSATION

Each director of the Company, who is not an executive officer, but an independent director (namely in 2011, Sipho Nkosi, Wayne Kirk (resigned January 31, 2012), Fikile Tebogo De Buck, Rizelle Sampson and Anu Dhir) were paid an annual director’s fee of $35,000, plus an additional fee of $5,000 for the Audit Committee Chair and $3,000 for other Committee Chairs. Executive officers do not receive additional compensation for serving as directors. Directors who are affiliated with HDSI (namely, in 2011, Ronald Thiessen, who did not stand for re-election at the Company’s previous annual general meeting held June 22, 2011) are paid a fee through HDSI for their services based on time spent on the Company’s matters during the year. There is no written or oral contract between the Company or any of its subsidiaries and any executive or non-executive director relating to remuneration or fees payable or restraint payments. Patrick Cooke was appointed as a director of the Company upon the resignation of Wayne Kirk, both effective as ofFebruary 1, 2012.

The compensation provided to the non-NEO directors for the Company’s most recently completed financial year of December 31, 2011 is:

Name of Director	Fees earned ($)(2)	Share-based awards ($)	Option- based awards ($)(3)	Pension Value($)	Non-equity incentive plan compensation	All other compensation ($)	Total ($)
Anu Dhir	41,500	Nil	Nil	Nil	Nil	Nil	41,500
Fikile Tebogo De Buck	41,500	Nil	Nil	Nil	Nil	Nil	41,500
Wayne Kirk(4)	30,000	Nil	Nil	Nil	Nil	Nil	30,000
Sipho Nkosi(5)	37,000	Nil	Nil	Nil	Nil	Nil	37,000
Rizelle Sampson	38,000	Nil	Nil	Nil	Nil	Nil	38,000
Ronald W. Thiessen(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Notes:
(1)	Director of HDSI. Mr. Thiessen did not stand for re-election at the previous annual general meeting of the Company held on June 22, 2011.
(2)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees.
(3)	No Options were granted to directors in 2011.
(4)	Nominating and Governance Committee Chair. Mr. Kirk resigned as a director of the Company effective February 1, 2012.
(5)	Mr. Nkosi is not standing for re-election at the Meeting.

The following table sets out all Option-based awards and share-based awards outstanding as at December 31, 2011, for each non-NEO director:

	Option-based Awards
NAME	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options(1) ($)
Ronald Thiessen(2)	120,000	1.29	June 30, 2013	Nil
	150,000	0.84	November 30, 2016
Sipho Nkosi(4)	240,000	1.29	October 15, 2012	Nil
	150,000	0.84	November 30, 2016
Rizelle Sampson	240,000	1.29	October 15, 2012	Nil
	150,000	0.84	November 30, 2016
Anu Dhir	120,000	1.29	June 25, 2013	Nil
	150,000	0.84	November 30, 2016
Fikile De Buck	100,000	0.84	November 30, 2016	Nil
Wayne Kirk(3)	-	-	-	-
Note:
(1)
The value at December 31, 2011 is calculated by determining the difference between the closing price of the Company’s Common Shares on December 31, 2011 ($0.39) underlying the Option on the TSX-V and the exercise price.

(2)	Director of HDSI. Mr. Thiessen elected not to stand for re-election at the previous annual general meeting of the Company held on June 22, 2011.
(3)	Mr. Kirk resigned as a director of the Company effective February 1, 2012.
(4)	Mr. Nkosi is not standing for re-election at the Meeting.

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2011, for each non-NEO director:

NAME	Option based awards - Value vested during the year (1)	Non-equity based incentive compensation – Value earned during year
Ronald Thiessen(2)	Nil	Nil
Wayne Kirk(3)	Nil	Nil
Sipho Nkosi(4)	Nil	Nil
Rizelle Sampson	Nil	Nil
Anu Dhir	Nil	Nil
Fikile De Buck	Nil	Nil

Note:
(1)
The value at December 31, 2011 is calculated by determining the difference between the closing price of the Common Shares at December 31, 2011 ($0.39 per Common Share) underlying the Option on the TSX-V and the exercise price of the Options, multiplied by the number of Options outstanding as at December 31, 2011.

(2)	Director of HDSI. Mr. Thiessen elected not to stand for re-election at the previous annual general meeting of the Company held on June 22, 2011.
(3)	Mr. Kirk resigned as a director of the Company effective February 1, 2012.
(4)	Mr. Nkosi is not standing for re-election at the Meeting.

CORPORATE GOVERNANCE

The Board believes that good corporate governance improves corporate performance and benefits all Shareholders. The CSA have adopted NP 58-201, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented NI 58-101, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

1.	Board of Directors

NI 58-101 considers directors to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Examples of such material relationships include employment relationships, officer positions, recent employment by the auditors and like matters. There are currently five independent and two non-independent directors. As Sipho Nkosi is not standing for re-election at the Meeting, effective July 17, 2012, there will be four independent and two non-independent directors. The Company’s Corporate Governance Policies and Procedures Manual, which governs the conduct of the Board ofDirectors and delineates director responsibilities and qualification standards, is available on the Company’s website at www.atlatsaresources.co.za.

The Canadian Securities Administrators’ corporate governance guidance suggests that independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The Board believes it is important that the Board of Directors regularly meet without management of the Company, but has also determined that open and candid discussion among independent directors is not necessarily inhibited by the presence of the non-independent directors and their exclusion from such meetings is not always warranted. No formal meeting of the independent directors were held during the year ended December 31, 2011.

The Board currently does not have an independent Chair, nor has it appointed a lead independent director. The Board facilitates its independent supervision over management in several ways including the holding of regular board meetings and committee meetings, informal discussions among independent directors and management and by retaining independent consultants where it deems necessary. With the exception of the Investment Committee, each of the standing board committees is also solely comprised of independent directors. Independent supervision is also achieved by the formation of special committees of the independent directors to oversee any matters in which non-independent directors who are members of management may have an interest. In addition, the Board of Directors has direct access to the Company’s external auditors, legal counsel and to any of the Company’s officers.

The independent members of the Board of Directors of the Company for the year ended December 31, 2011 were Fikile De Buck, Anu Dhir, Wayne Kirk (resigned January 31, 2012), Sipho Nkosi (not standing for re-election at the Meeting) and Rizelle Sampson. Mr. Cooke, who was appointed to the Board effective February 2012, is an independent director.

The non-independent directors for the year ended December 31, 2011 were Philip Kotze (former President and CEO, resigned April 2011), Harold Motaung (former Chief Operating Officer and current President and CEO, appointed April 2011), Tumelo Motsisi (Chair of the Board) and Ron Thiessen (resigned June 2011).

The following table sets forth the record of attendance of board and committee meetings by directors for the year ended December 31, 2011:

Director	Board Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee	Sustainable Development and Health & Safety Committee	Investment Committee
Anu Dhir(4)(7)(10)(11)	4 of 4	4 of 4	Not applicable	2 of 2	4 of 4	3 of 3
Fikile De Buck(2)(9)(10)	3 of 4	2 of 4	1 of 1	Not applicable	3 of 4	Not applicable
Philip Kotze(12)	1 of 4	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
Wayne Kirk(3)(7)(9)	2 of 4	3 of 4	1 of 1	Not applicable	Not applicable	Not applicable

Director	Board Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee	Sustainable Development and Health & Safety Committee	Investment Committee
Harold Motaung	4 of 4	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
Tumelo Motsisi(1)(6)	4 of 4	Not applicable	Not applicable	Not applicable	Not applicable	3 of 3
Sipho Nkosi(8)(9)(15)	3 of 4	Not applicable	1 of 1	2 of 2	Not applicable	Not applicable
Rizelle Sampson(5)	3 of 4	Not applicable	Not applicable	Not applicable	4 of 4	Not applicable
Ronald W. Thiessen(11)(13)	1 of 4	Not applicable	Not applicable	Not applicable	Not applicable	1 of 3
Patrick Cooke(3)(7)(14)	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
Notes:
(1)	Board Chair.
(2)	Audit Committee Chair.
(3)	Nominating and Governance Committee Chair. Mr. Kirk resigned as a director of the Company effective February 1, 2012.
(4)	Compensation Committee Chair.
(5)	Sustainable Development and Health and Safety Committee Chair.
(6)	Investment Committee Chair.
(7)	Member of the Audit Committee.
(8)	Member of the Compensation Committee.
(9)	Member of the Nominating and Corporate Governance Committee.
(10)	Member of the Sustainable Development and Health and Safety Committee.
(11)	Member of the Investment Committee.
(12)	Mr. Kotze resigned as a director of the Company effective April 1, 2011.
(13)	Mr. Thiessen did not stand for re-election at the previous annual general meeting of the Company held on June 22, 2011.
(14)
Mr. Cooke was appointed as a director of the Company effective February 1, 2012. Mr. Cooke was appointed to act as the Nominating and Governance Committee Chair and became a member of the Audit Committee effective February 1, 2012.

(15)	Mr. Nkosi is not standing for re-election at the Meeting.

2.	Position Description

The Board has not adopted descriptions for the position of Chairman of the Board, the Chair of the committees of the Board, or the Chief Executive Officer. However, Company’s Corporate Governance Policies and Procedures Manual, which is available on the Company’s website www.atlatsaresources.co.za, delineates the responsibilities and roles of the Board and each of the Board committees. In addition, the guidelines regarding the delegation of the Board’s authority to senior officers of the Company is annexed as Section D-2 to the Corporate Governance Policies and Procedures Manual.

3.	Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company’s mineral projects and the expectations of directors. Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

4.	Ethical Business Conduct

The Board has adopted a formal ethics policy that applies to all directors, officers and employees of the Company, included in Section B-3 to the Company’s Corporate Governance Policies and Procedures Manual, which is available on the Company’s website www.atlatsaresources.co.za. The Board also believes that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Compliance with the Code of Ethics is monitored by the Nomination and Governance Committee. No departures from the code were identified by the Nominating and Governance Committee during 2011. The Board has a number of policies in place designed to ensure that directors exercise independent judgment in matters where a director or officer has a material interest. In those circumstances, the relevant director and officer must declare their interest and in the case of a director, refrain from voting, and the Nominating and Governance Committee considers any interested party transactions in advance of their consideration by the Board.

5.	Nomination of Directors

The Board considers its size each year when it considers the directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The Board has a Nominating and Governance Committee, though the full Board retains responsibility for the recommendation of directors to the Shareholders for election.

6.	Compensation

The Compensation Committee considers compensation for the directors and senior executive officers and submits its compensation recommendations to the Board for approval.

7.	Board Committees

The Board has not adopted descriptions for the positions of Board Chair, and the Chair for each of the Board committees, but, as at the date of this Information Circular, the roles and responsibilities for the Board and for each of the Board committees has been described in the Company’s Corporate Governance Policies and Procedures Manual dated June 1, 2010, which is available on the Company’s website at www.atlatsaresources.co.za.

Audit Committee

See “Audit Committee and Relationship with Auditor” below.

Nominating and Governance Committee

Members: Wayne Kirk (former member and Chair), Patrick Cooke (Chair) Fikile Tebogo De Buck and Sipho Nkosi. Wayne Kirk resigned from being a member of the Nominating and Governance Committee on January 31, 2012. Patrick Cooke was appointed to serve on the Nominating and Governance Committee as from February 1, 2012, and to act as Chair of this committee. Sipho Nkosi is not standing for re-election at the Meeting and will therefore resign from this committee effective July 17, 2012.

All of the members of the Nominating and Governance Committee, including the Chair, are independent members of the Board.

The Nominating and Governance Committee’s functions include reviewing and making recommendations to the Board on the company’s general corporate governance framework, the composition and performance of the Board and its committees, appointment of directors and group executive committee members, legal compliance and the company’s ethics policy and programs. It is also within the mandate of the Nominating and Governance Committee to oversee the Company’s majority voting policy, which provides, in certain circumstances, that if the votes “for” the election of a director nominee at a meeting of shareholders are fewer than the number voted “withhold”, the nominee is expected to submit his or her resignation promptly after the meeting for the consideration of the Nominating and Governance Committee. The Nominating and Governance Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation.

Compensation Committee

Members: Anu Dhir (Chair) and Sipho Nkosi.

All of the members of the Compensation Committee, including the Chair, are independent members of the Board. In line with the recommendations of King III, the CEO attends the meetings of the Compensation Committee at the request of the Compensation Committee, but is requested to leave the meeting before any decisions are made. Sipho Nkosi is not standing for re-election at the Meeting and will therefore resign from this committee effective July 17, 2012. Patrick Cooke will be appointed to serve on the Compensation Committee effective July 17, 2012.

The Compensation Committee evaluates and monitors Atlatsa’s remuneration philosophy and practices, ensures that they are consistent with sound governance principles and management systems and are aligned with the Company’s approach to risk management, in that inappropriate risk taking is not incentivized.

Other key terms of reference set out in the mandate of the Compensation Committee include:

º	providing guidance on the evaluation of the performance of executive directors;

º	determining and recommending to the Board, the remuneration of executive directors, the Chair and non-executive directors, whose remuneration is subject to shareholder approval;

º	reviewing and approving total guaranteed package values including the annual short term and long term incentives granted to executive management;

º	reviewing and approving proposals for annual salary adjustments and proposed changes to benefit fund rules across the Company;

º	approving the principles, formulae applied and Company performance targets as well as the achievement thereof on which short-term and long-term incentives are based;

º	reviewing and approving the terms and conditions of the executive directors’ service agreements; and

º	annually assessing the performance of the committee and the committee members.

Sustainable Development and Health and Safety Committee

Members: Rizelle Sampson (Chair), Fikile De Buck and Anu Dhir.

The Sustainable Development and Health and Safety Committee meets at least four times a year, or more frequently as circumstances dictate.

The objective of the Sustainable Development and Health and Safety Committee is to assist theBoard in ensuring that we are and remain a committed socially responsible corporate citizen. The committee’s primary role is to supplement, support, advise and provide guidance on the effectiveness or otherwise of management’s efforts in respect of sustainable development.

The committee considers the following sustainable development issues: occupational health, safety, HIV/Aids, social investment and environmental management.

Investment Committee

Members: Anu Dhir, Tumelo Motsisi (Chair) and Ronald Thiessen (resigned June 22, 2011).

The Investment Committee meets as and when investment opportunities are identified. During 2011, the Investment Committee met three times. The meetings were held on April 5, 2011, September 11, 2011 and October 14, 2011. Tumelo Motsisi, Ronald Thiessen and Anu Dhir were present for the meeting held on April 5, 2011. Tumelo Motsisi and Anu Dhir were present for the meetings held on September 11, 2011 and October 14, 2011.

The primary purpose of the Investment Committee is to consider projects, acquisitions and the disposal of assets in line with the Company’s overall strategy. This includes performing such other investment related functions as may be designated by the Board from time to time, considering the viability of the capital project and/or acquisition and/or disposal and the effect it may have on the Company’s cash flow, as well as whether these will fit the Company’s overall strategy. This committee’s remit includes ensuring that due diligence procedures are followed when acquiring or disposing of assets.

8.	Other Board Committees

The Board has no committees other than the Audit Committee, Nominating and Governance Committee, Compensation Committee, Sustainable Development and Health and Safety Committee and Investment Committee.

9.	Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and its committees. The Board and its committees have initiated a self-assessment process.

The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

The CSA have adopted NI 52-110, which requires the Company to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The Audit Committee Charter is available for download on SEDAR at www.sedar.com or as Section C-1 to the Company’s Corporate Governance Policies and Procedures Manual, which is available on the Company’s website at www.atlatsaresources.co.za.

Composition of the Audit Committee

The members of the Audit Committee in 2011 were Anu Dhir, Fikile De Buck and Wayne Kirk. Upon Mr. Kirk’s resignation from the Board of Directors of the Company, Patrick Cooke was appointed to the Audit Committee. All of the members of the Audit Committee are independent members of the Board and all members are considered to be financially literate.

The Chair of the Board, the CEO, CFO, the internal auditors (outsourced function) and external auditors attend Audit Committee meetings on invitation.

The Audit Committee has been established primarily to assist the Board in overseeing:

●	the quality and integrity of the company’s financial statements (including group financial statements) and public disclosures in respect thereof;

●	the qualification and independence of the external auditors for Atlatsa;

●	the scope and effectiveness of the external audit function for Atlatsa;

●	the effectiveness of the Company’s internal controls; and

•	compliance with legal and regulatory requirements to the extent that it might have an impact on financial statements.

In addition to the responsibilities above, the Atlatsa Board has appointed the Audit Committee to perform on behalf of all South African subsidiaries of Atlatsa, the functions listed in section 94(7) of the South African Companies Act.

The Board has delegated extensive powers in accordance with the South African Companies Act, King III and US corporate governance requirements to the Audit Committee to perform the above functions. In line with these requirements, the Audit Committee has, among other things, determined which categories of non-audit services provided by the external auditors should be pre-approved by the Audit Committee.

The Audit Committee meets regularly with the Company’s external auditors and managers to consider risk assessment and management, to review the audit plans of the external auditors, and to review accounting, auditing, financial reporting, corporate governance and compliance matters. The Audit Committee approves the external auditors’ engagement letter on the terms, nature and scope of the audit function and the audit fee. Interim and annual results of the Company and trading statements of the Company are reviewed by the Audit Committee before publication. The Audit Committee usually makes recommendations and refers matters for information or approval to the Board.

Relevant Education and Experience

As a result of his or her education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

●
the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

●
reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and

●	an understanding of internal controls and procedures for financial reporting.

Ms. De Buck is a Fellow of the Association of Chartered Certified Accountants (FCCA (UK)). Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas, and technology sectors. Mr. Cooke is a Chartered Accountant (CA (SA)). All of the Audit Committee members are “financially literate”, as that term is defined in NI 52-110.

Reliance on Certain Exemptions

The Company’s auditors, KPMG, have not provided any material non-audit services, except as noted in the table below. Both the Audit Committee and the Board are satisfied that the independence of its external auditors is not in any way impaired or compromised.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services. The Audit Committee considers such requests and, if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by KPMG to the Company to ensure auditor independence. Fees incurred with KPMG for audit and non-audit services in the last two fiscal years are outlined in the following table.

Nature of Services	Fees paid to auditor in year ended December 31, 2011	Fees paid to auditor in year ended December 31, 2010
Audit Fees (1)	$550,806	$1,159,069
Audit-Related Fees (2)	$47,298	Nil
Tax Fees(3)	$70,330	$70,442
All Other Fees(4)	$6,840	Nil
Total	$675,274	$1,229,511
Notes:
(1)
“Audit Fees” consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the Company’s external auditor reasonably can provide, and include audits, interim reviews, comfort letters and consents, other attest services related to the audit or regulatory filings, and services associated with the filing of documents with regulatory authorities.

(2)
“Audit-Related Fees” consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations related to financial accounting and reporting matters and standards, and other periodic reports.

(3)
“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

Pursuant to JSE requirements, the Audit Committee has met with the executive financial director and is satisfied that Mr. De Wet Schutte, the Chief Financial Officer of the Company, meets all of the JSE requirements to fulfill the role of Chief Financial Officer of Atlatsa.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set out herein, none of the directors or officers of the Company, no director or officer of a body corporate that is itself an insider or a subsidiary of the Company, no person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercised control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as director of the Company and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction during the fiscal year ended December 31, 2011 that has materially affected or would or could materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

OTHER MATTERS

The directors of the Company are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to Shareholders have been approved by the Board of Directors.

The directors of the Company whose names are set out on pages 13 to 16 of this Information Circular as at the date hereof collectively and individually accept full responsibility for the accuracy of the information given in this Information Circular and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, all reasonable enquiries to ascertain such facts have been made, and the circular contains all information required by the JSE Listings Requirements.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the audited financial statements for the year ended December 31, 2011 and the accompanying auditor’s report thereon and related management’s discussion and analysis which were filed on SEDAR on March 30, 2012. Additional information may be obtained upon request from the Company at telephone number (604) 684-6365 or +27 11 883 0831 (South Africa) or fax number (604) 684-8092 or +27 11 883 0836 (South Africa).

DATED at Vancouver, British Columbia on the 8th day of June, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

“Harold Motaung”

Harold Motaung
Chief Executive Officer of Atlatsa and duly
authorized signatory on behalf of the other directors

Document 2

ATLATSA RESOURCES CORPORATION

9th Floor, 100 University Avenue
Toronto, Ontario M5J2YI
www.computershare.com

Security Class Holder Account Number

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Form of Proxy - Annual General Meeting to be held on July 17, 2012

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.
Every registered shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.
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Proxies submitted must be received by 5:00 PM, Eastern Time, on Thursday, July 12, 2012.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

●	Call the number listed BELOW from a touch tone telephone.	●	Go to the following web site:
	1-866-732-VOTE (8683) Toll Free		www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a shareholder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

+	+

Appointment of Proxyholder

I/We, being shareholder(s) of Atlatsa Resources Corporation (the "Corporation") hereby appoint: Harold Motaung, Director and CEO of the Corporation, or failing him, Tumelo Motsisi, Director and Chairman of the Corporation,
	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on my/our behalf in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of the Corporation to be held at 82 Grayston Drive, 4th Floor, Sandton, Gauteng, South Africa on July 17, 2012 at 4:00 p.m. Central Africa Time (7:00 a.m. Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

							For	Against

1. Number of Directors							☐	☐
To set the number of directors of the Corporation at six (6) for the ensuing year.

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2. Election of Directors							For	Withhold
	For	Withhold		For	Withhold

01. Fikile Tebogo De Buck	☐	☐	02. Anu Dhir	☐	☐	03. Patrick Cooke	☐	☐

04. Harold Motaung	☐	☐	05. Tumelo Motsisi	☐	☐	06. Rizelle Sampson	☐	☐

							For	Withhold

3. Appointment of Auditors							☐	☐
Appointment of KPMG Inc. as Auditors of the Corporation for the ensuring year and authorizing the Directors to fix their remuneration.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
DD / MM / YY

■	1 4 7 5 9 8	A R 0	A R Q Q	+

Document 3

ATLATSA RESOURCES CORPORATION

9th Floor, 100 University Avenue
Toronto, Ontario M5J2YI
www.computershare.com

Security Class Holder Account Number

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Voting Instruction Form ("VIF") - Annual General Meeting to be held on July 17, 2012

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1.
We are sending to you the enclosed proxy-related materials that relate to a meeting of the shareholders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxyholder of the registered holder, in accordance with your instructions.

2.
We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.
If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).

4.
This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5.	If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6.
When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7.
This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.

8.
Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.

9.	Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12.	This VIF should be read in conjunction with the accompanying documentation provided by Management.
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VIFs submitted must be received by 5:00 PM, Eastern Time, on Thursday, July 12, 2012.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

●	Call the number listed BELOW from a touch tone telephone.	●	Go to the following web site:
	1-866-734-VOTE (8683) Toll Free		www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a shareholder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

+	+

Appointee(s) Management Appointees are: Harold Motaung, Director and CEO of Atlatsa Resources Corporation (the "Corporation"), or failing him, Tumelo Motsisi, Director and Chairman of the Corporation,	OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of the Corporation to be held at 82 Grayston Drive, 4th Floor, Sandton, Gauteng, South Africa on July 17, 2012 at 4:00 p.m. Central Africa Time (7:00 a.m. Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

							For	Against

1. Number of Directors							☐	☐
To set the number of directors of the Corporation at six (6) for the ensuing year.

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2. Election of Directors							For	Withhold
	For	Withhold		For	Withhold

01. Fikile Tebogo De Buck	☐	☐	02. Anu Dhir	☐	☐	03. Patrick Cooke	☐	☐

04. Harold Motaung	☐	☐	05. Tumelo Motsisi	☐	☐	06. Rizelle Sampson	☐	☐

							For	Withhold

3. Appointment of Auditors							☐	☐
Appointment of KPMG Inc. as Auditors of the Corporation for the ensuring year and authorizing the Directors to fix their remuneration.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.
Signature(s)	Date DD / MM / YY

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

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Document 4

ATLATSA RESOURCES CORPORATION

Please return completed form to:
Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J2YI

	Interim Financial Statements		Annual Financial Statements
☐	Mark this box if you would like to receive Interim Financial Statements by mail.	☐	Mark this box if you would like to receive the Annual Financial Statements by mail.

Financial Statements Request Form

Rather than receiving financial statements by mail, you may choose to access them at www.sedar.com, or by registering online at www.computershare.com/mailinglist. If you would like to receive either interim financial statements and associated Management Discussion and Analysis and/or the annual financial statements and associated Management Discussion and Analysis, please make your selection above.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

Ø	TEST ONLY	Ø
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Please place my name on your financial statements mailing list.
Name

Apt.	Street Number	Street Name

City	Prov. / State	Postal Code / Zip Code
							

■	A R Q Q	3 L T E	+

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)

Date:	June 19, 2012	By:	/s/ De Wet Schutte
Name: De Wet Schutte Title: Chief Financial Officer